

20008182   ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52700

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JPMorgan Distribution Services, Inc**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1111 Polaris Parkway
(No. and Street)

Columbus	OH	43035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael R. Machulski   614-2484815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R Machulski _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

JPMorgan Distribution Services, Inc _____ , as

of _____ December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JPMorgan Distribution Services, Inc.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of JPMorgan Distribution Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of JPMorgan Distribution Services, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2004.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 175,073,575
Receivable from funds and affiliates	79,473,945
Deferred commissions (net of accumulated amortization of $12,757,925)	13,237,409
Intangible assets (net of accumulated amortization of $5,667,188)	32,845,312
Goodwill	194,033,830
Other assets	288,655
Total assets	$ 494,952,726

Liabilities and Stockholder's Equity

Payable to affiliates	$ 25,910,502
Accrued employee compensation and benefits	1,052,135
Accounts payable, accrued expenses and other liabilities	64,929,716
Current income taxes, net	499,302
Deferred tax asset, net	129,464
Total liabilities	$ 92,521,119
Stockholder's equity	
Common stock ($10 par value, 100 shares authorized, issued and outstanding)	$ 1,000
Additional paid in capital	385,082,522
Retained earnings	17,348,085
Total stockholder's equity	402,431,607
Total liabilities and stockholder's equity	$ 494,952,726

The accompanying notes are an integral part of this consolidated statement of financial condition.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2019

1. Organization

JPMorgan Distribution Services, Inc. ("the Company") was incorporated on October 25, 1999 under the laws of Delaware as an indirect, wholly-owned subsidiary of JPMorgan Chase & Co ("JPMorgan Chase" or the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company serves as distributor and shareholder servicing agent for the JPMorgan Mutual Fund complexes in JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust III, JPMorgan Trust IV, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, and JPMorgan Insurance Trust (collectively, the "Funds"). The Company also serves as the distributor of New York's 529 advisor-Guided College Savings Program and J.P.Morgan Exchange-Traded Fund Trust.

The Company promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts or hold customer funds or securities.

2. Summary of Significant Accounting Policies

Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the US, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Commitments and Contingencies
In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

Cash Equivalents
Highly liquid investments with original maturities at the time of purchase of three months or less are considered cash equivalents.

The Company's cash equivalents of $116,053,610 at December 31, 2019 are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivable from Funds
The receivable from funds is recorded at net realizable value which approximates fair value at December 31, 2019.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2019

Deferred Commissions

The Company pays commissions to broker dealers who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. The Company has deferred the expense associated with these commissions and the expense is amortized over the life of the related fee income. Specifically, the amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to the Company; six years for B shares and one year for C shares. In November 2009, the Funds discontinued the sale of new Class B Share mutual funds. The deferred commissions for B shares have been fully amortized in 2015. Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2019 or existed at December 31, 2019.

Intangible Assets and Goodwill

Goodwill and intangible assets recorded on the consolidated statement of financial condition include goodwill of $194,033,830, an indefinite-lived intangible associated with mutual fund contracts of $31,200,000 and a finite-lived intangible related to the value of customer relationships of $1,645,312. The customer relationship intangible is amortized on a straight-line basis over its estimated life of 20 years. Impairment of goodwill and intangible assets is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2019 or existed at December 31, 2019.

The goodwill impairment test is performed in two steps. In the first step, the current fair value of the Company is compared with its carrying value. If the fair value is in excess of the carrying value, the Company's goodwill is considered not to be impaired. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the Company's goodwill is determined by comparing the fair value of the Company (as determined in step one) to the fair value of the net assets of the Company, as if the Company were being acquired in a business combination. The resulting implied current fair value of goodwill is then compared with the carrying value of the Company's goodwill. If the carrying value of the goodwill exceeds its implied current fair value, then an impairment charge is recognized for the excess. If the carrying value of goodwill is less than its implied current fair value, then no goodwill impairment is recognized.

Other Assets

Other assets include primarily prepaid items, as well as furniture and equipment, which are depreciated over the estimated useful lives of the assets.

Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPMorgan Chase will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded in the (Consolidated) Financial Statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the (consolidated) JPMorgan Chase entity.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2019

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's consolidated financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.
See Note 5 for a further discussion of income taxes.

3. **Related Party Transactions**

At December 31, 2019, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $59,019,965 was held at JPMorgan Chase Bank, N.A and cash equivalents of $116,053,610 are invested in JPMorgan money market funds.

Receivable from Funds relates to the contractual obligation of the Funds with respect to administrative, distributor and shareholder servicing provided by the Company.

Total payable to affiliates mainly represents 12b-1 and shareholder servicing fees received from the Funds which are payable to affiliated shareholder servicing agents who sell the Funds' shares.

4. **Employee Compensation and Benefits**

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase and its affiliates. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee share-based awards
Certain employees of the Company participate in JPMorgan Chase's long-term share-based incentive plans, which provide for grants of common share-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. Generally, grant date fair value for RSUs is measured based on the number of units granted multiplied by the stock price at the grant date. The Company separately recognizes compensation expense for each tranche of each award, net of estimated forfeitures, as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, the Company accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2019

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest at a rate of 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination based on age or service-related requirements, subject to post-employment and other restrictions. All RSU awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. Predominantly all RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSUs are outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase share-based awards to the Company's employees for the year ended December 31, 2019

(Actuals)

RSUs

Granted	847
Forfeited	902

At December 31, 2019, the Company's employees held 1,265 unvested RSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefits

JPMorgan Chase and its affiliates have various defined benefit pension plans and other postretirement employee benefit ("OPEB") plans that provide benefits to its employees. The Company's employees are eligible to participate in a qualified, noncontributory U.S. defined benefit pension plan sponsored by JPMorgan Chase Bank, National Association, and they may also participate in JPMorgan Chase's defined contribution plan. In connection with changes to the U.S. Retirement Savings Program during the fourth quarter of 2018, JPMorgan Chase announced that it will freeze the U.S. defined benefit pension plan. Commencing on January 1, 2020 (and January 1, 2019 for new hires), new pay credits will be directed to the U.S. defined contribution plan. Interest credits on the U.S. defined benefit pension plan will continue to accrue. In addition, postretirement medical and life insurance benefits are offered to certain retirees, and postretirement medical benefits are offered to qualifying U.S. employees, through JPMorgan Chase's U.S. OPEB plans. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution and OPEB expense for the Company is determined based upon employee participation in these plans and are recorded through an intercompany charge, which is settled in cash monthly.

5. Income Taxes

Deferred income tax expense results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2019, the Company had a net $129,464 deferred tax liability. The significant components of the deferred tax liability as of the balance sheet date relates primarily to the amortization of intangibles.

JPMorgan Distribution Services, Inc.
(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2019

At December 31, 2019, the Company had a current income tax payable to JPMorgan Chase of $499,302 included in the (Consolidated) Statement of Financial Condition.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many state and local jurisdictions throughout the U.S. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2019.

December 31, 2019	Periods under examination	Status
JPMorgan Chase - U.S.	2011 - 2013	Field examination completed; JPMorgan Chase intends to file amended returns
JPMorgan Chase - U.S.	2014 - 2016	Field examination
JPMorgan Chase - New York State	2012 - 2014	Field examination
JPMorgan Chase - New York City	2012 - 2014	Field examination
JPMorgan Chase - California	2011 - 2012	Field examination

6. **Net Capital Requirements and Exemptive Provision under Rule 15c3-3**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $80,231,383 which was $74,063,305 in excess of its required net capital of $6,168,078.

The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(i) because it is a limited business established for the exclusive purpose of sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities.

7. **Subsequent Events**

Management of the Company has evaluated the impact of subsequent events through February 28, 2020, which is the date the financial statements were issued, and has determined that no additional items require disclosure.

JPMorgan Distribution Services, Inc.

(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2019

Available for Public Inspection


J.P.Morgan
Asset Management

Yingbi Zheng
Accounting Manager
JPMorgan Distribution Services, Inc.

February 28, 2020

Securities Exchange Commission
Registrations Office
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549
202-942-8088

RE: **JPMorgan Distribution Services, Inc. (SEC File Number 8-52700)**

Dear Sir or Madam:

Pursuant to SEC Rule 17a-5, enclosed are the following items for the period ended December 31, 2019.

1. Two copies of our Statement of Financial Condition together with Auditor's Report including Auditors' Report on Internal Accounting Control Pursuant to SEC Rule 17A-5

2. Two copies of our Financial Statements and Schedules together with Auditor's Report.

It is our understanding that the Financial Statements and Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in Rule 17a-5(e)(3).

Please address any questions regarding the reports to either myself at 614-213-4245, or Beverly Hoyng at 614-244-9998.

Sincerely,

Yingbi Zheng
JPMorgan Distribution Services, Inc.
Accounting Manager
Enclosures: Four



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of JPMorgan Distribution Services, Inc.

We have reviewed JPMorgan Distribution Services, Inc.'s assertions, included in the accompanying Exemption Report of 17 C.F.R. 240.15c3-3, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2020



JPMorgan Distribution Services, Inc.'s Exemption Report

J.P. Morgan Distribution Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)-(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

JPMorgan Distribution Services, Inc.

By: _____
Title: Principal Financial Officer
February 28, 2020